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                                                                     EXHIBIT I-1

             Filings Under the Public Utility Holding Company Act of

                            1935, as amended ("Act")



                       SECURITIES AND EXCHANGE COMMISSION

                                January __, 2003

         Notice is hereby given that the following filing(s) has/have been made with the commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ________ __, 2003, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and/or declarants(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ________, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

         SCANA Corporation ("SCANA"), a South Carolina corporation and holding company registered under the Act, South Carolina Electric & Gas Company ("SCE&G"), Public Service Company of North Carolina ("PSNC"), SCANA Energy Marketing, Inc., SCANA Services, Inc. ("SCANA Services"), South Carolina Generating Company, Inc. ("GENCO"), SCANA Resources, Inc., South Carolina Fuel Company, Inc. ("Fuel Company"), South Carolina Pipeline Corporation, SCG Pipeline, Inc., SCANA Energy Trading, LLC, SCANA Public Service Company, LLC, SCANA Communications, Inc. , ServiceCare, Inc., Primesouth, Inc., Palmark, Inc., SCANA Development Corporation, SCANA Services, Inc., PSNC Blue Ridge Corporation, PSNC Cardial Pipeline Company and Clean Energy Enterprises Inc. (collectively, the "Applicants") each located at 1426 Main Street, Columbia, South Carolina 29201 filed an application-declaration under Sections 6(a), 7, 9, 10 and 12 of the Act and Rules 42, 43, 44, 45, 46, 52, 53, 54, 58 and 62
thereunder (the "Application/Declaration").

         By order dated February 9, 2000 (the "Merger Order")(1), the Commission authorized SCANA, a South Carolina corporation, to acquire all of the issued and outstanding common stock of PSNC, an exempt holding company (the "Merger"). SCANA registered as a holding company under the Act on February 11, 2000. As a result of the Merger, SCANA now owns directly all of the issued and outstanding common stock of three public utility companies within

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         (1) See Holding Co. Act Release No. 27133.


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the meaning of the Act, PSNC, SCE&G, which generates, transmits, distributes and sells electricity and purchases and sells natural gas in South Carolina, and GENCO, which owns and operates a 580 MW generating facility in Goose Creek, South Carolina and sells all of the power generated by the facility to SCE&G (PSNC, SCE&G and GENCO are collectively referred to as the "Utility Subsidiaries"). All of SCANA's direct and indirect subsidiaries, other than the Utility Subsidiaries, are referred to as the "Non-Utility Subsidiaries."(2) The Utility Subsidiaries and Non-Utility Subsidiaries are collectively referred to as the "Subsidiaries."

         In connection with the Merger, the Commission issued an order dated February 14, 2000, (as supplemented and amended, the "Prior Orders"),(3) authorizing SCANA, the Utility Subsidiaries and the Non-Utility Subsidiaries to engage in (i) external issuances by SCANA of common stock, long-term debt, short-term debt, and other securities for cash; (ii) the entering into by SCANA of transactions to manage interest rate risk ("hedging transactions"); (iii) issuances of debt securities (including commercial paper) and the entering into of hedging transactions by the Utility Subsidiaries; (iv) issuances by Non-Utility Subsidiaries of debt securities which are not exempt pursuant to Rule 52; (v) the establishment of a utility money pool (the "Utility Money Pool") and a non-utility money pool (the "Non-Utility Money Pool"); (vi) the issuance of intra-system guarantees by SCANA and the Non-Utility Subsidiaries on behalf of Subsidiaries; (vii) the ability of wholly-owned Subsidiaries to alter their capital stock in order to engage in financing transactions with their parent company and to engage in a reverse stock split to reduce franchise taxes, subject, in the case of Utility Subsidiaries, to the approval of, if required, the applicable state commission; (viii) the ability of PSNC to pay dividends out of capital or unearned surplus; (ix) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to the Prior Orders; and (x) the ability of SCANA to keep outstanding advances in favor of certain of its Subsidiaries in an amount of approximately $600 million following the Merger.(4)

         The approvals summarized in items (i) through (vi) above are referred to as the "Financing Activities." Authorization for Financing Activities under the Prior Orders expires February 11, 2003. Other authorizations in the Prior Orders are not subject to this expiration date.

         More specifically, the Prior Orders granted authority for SCANA and its Subsidiaries to issue and sell common stock, short-term debt and long-term debt up to an aggregate principal amount not to exceed $3.85 billion. In particular, the Commission authorized SCANA to issue and sell (1) common stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans) and long-term debt in an aggregate principal amount not to exceed $2.45 billion;
(2) up to 10 million shares of SCANA common stock under SCANA's direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other

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         (2) For purpose of the requests by Applicants, the terms "Non-Utility
Subsidiary" and "Non-Utility Subsidiaries" shall also include other direct and indirect non-utility subsidiaries that SCANA may form or acquire from time to time with approval of the Commission or pursuant to exemption under the Act.

         (3) See Holding Co. Act Release Nos. 27135 and 27137. In Holding Co. Act Release No. 27341 (Jan. 31, 2001) and Holding Co. Act Release No. 27476 (Dec. 19, 2001) the Commission issued supplemental orders increasing various financing limitations throughout the authorization period.

         (4) Of the previously authorized $600 million, SCANA currently has advances in an amount of approximately $1.25 million outstanding. SCANA is seeking to retain the authority granted in the Prior Orders in the amount of $1.25 million.


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employee benefit plans; (3) to issue and sell commercial paper and short-term debt in an aggregate amount not to exceed $450 million; and (4) to enter into guarantees, letters of credit or similar credit support agreements with respect to the debt of its direct or indirect Subsidiaries in an aggregate amount not to exceed $305 million.

         The Commission authorized SCE&G and PSNC to issue commercial paper and establish credit lines not exempt under Rule 52 in the aggregate amount not to exceed $300 million and $200 million, respectively, and for PSNC to issue $450 million of long-term debt. SCE&G, PSNC, and GENCO were authorized to borrow up to $30 million, $15 million, and $25 million, respectively, at any one time outstanding from the Utility Money Pool.

         The Commission reserved jurisdiction over a proposal to allocate the consolidated income tax liability of SCANA among the members of the consolidated group in a manner that would differ in one respect from the method allowed under Rule 45(c) of the rules and regulations under the Act. SCANA expects to file a Post Effective Amendment to Form U-1 in File No. 70-9533 at a later date requesting that the Commission release jurisdiction over the proposed tax allocation agreement (the "Tax Allocation Application").

         Finally, by order dated June 9, 2000 (the "Plan Order")(5) the Commission authorized SCANA Corporation to (1) grant awards of stock options, stock appreciation rights, restricted stock, performance shares and performance units under its Long-Term Equity Compensation Plan, (2) issue under such plan up to five million shares of its common stock through June 8, 2003, and (3) solicit proxies with respect to such plan at SCANA's 2000 Annual Meeting of Shareholders.

Overview of the Requests

         The Applicants request authorization to engage in the financing transactions set forth in the Application/Declaration during the period from the effective date of the order in this proceeding through April 15, 2006 (the "Authorization Period").

         The authority sought therein will replace and substitute for all the authority granted by the Prior Orders with respect to Financing Activities and will replace and substitute for the authority granted by the Plan Order with respect to issuance of shares of common stock for benefit plans as described in the Application/Declaration.

         Applicants contend that the approval by the Commission of the Application/Declaration will give Applicants the flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on business activities designed to provide benefits to customers and shareholders.

         More specifically, the authorizations requested in the Application/Declaration relate to (i) external issuances by SCANA of common stock, preferred stock, preferred or equity-linked securities (including units with incorporated options, warrants and/or forward equity purchase contracts or provisions that are exercisable or exchangeable for or convertible into common stock) and long-term debt to increase SCANA's capitalization by up to $2.2 billion; (ii) external issuances by SCANA of short-term debt in an amount issued and outstanding at any time not to

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         (5) See Holding Co. Act Release No. 27183.



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exceed $500 million; (iii) external issuances by SCANA of common stock, preferred stock, preferred and equity-linked securities, long-term debt and short-term debt to refund or replace existing securities without increasing capitalization; (iv) external issuances of up to 10 million shares of SCANA common stock under SCANA's direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans;
(v) the entering into by SCANA of hedging transactions; (vi) solicitation of proxies from the holders of SCANA common stock in connection with proposed amendments to SCANA's Articles of Incorporation to (A) authorize the creation of a class of preferred stock and the issuance of preferred stock from time to time having the provisions determined by the board of directors as permitted by
Section 33-6-102 (a) of the South Carolina Business Corporation Act(6), and (B) increase the number of authorized shares of common stock from 150 million shares to a number not to exceed 250 million shares; (vii) the issuance of intra-system advances and guarantees by SCANA to or on behalf of Subsidiaries of SCANA;
(viii) the issuance of intra-system advances and guarantees, to the extent not exempt pursuant to Rule 52, by the Non-Utility Subsidiaries to or on behalf of other Non-Utility Subsidiaries; (ix) the issuance of intra-system advances and guarantees, to the extent not exempt pursuant to Rule 52, by the Utility Subsidiaries to or on behalf of such Utility Subsidiary's direct or indirect subsidiaries; (x) issuances of long-term and short-term debt securities (including commercial paper) and the entering into of hedging transactions by the Utility Subsidiaries and external issuances by the Utility Subsidiaries of long-term debt or short-term debt to refund or replace existing securities without increasing capitalization, to the extent not exempt pursuant to Rule 52;
(xi) the continuation of authorization for the Utility Money Pool and the Non-Utility Money Pool; (xii) the ability of the Non-Utility Subsidiaries to pay dividends out of capital or unearned surplus; (xiii) the right of SCANA to acquire directly or through Subsidiaries the securities of one or more corporations, trust, partnerships, limited liability companies or other entities ("Intermediate Subsidiaries") to facilitate the acquisition, holding and/or financing of SCANA's non-utility investments; (xiv) the authority for SCANA to engage, directly or through Subsidiaries, in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") in each case related to SCANA's permitted non-utility investments; and (xv) the authority for SCANA and its Subsidiaries to undertake internal reorganizations of then existing and permitted Subsidiaries and businesses.

Parameters for Financing Authorization

         The following general terms will be applicable where appropriate to the financing transactions requested to be authorized in the Application/Declaration:

Effective Cost of Money on Financings. The effective cost of capital on debt and preferred or equity-linked financings will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

Maturity. The maturity of indebtedness will not exceed 50 years. Preferred stock or preferred or equity-linked securities (other than perpetual preferred stock) will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock.


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         (6) The Board of Directors will have the authority to determine the designations, preferences, limitations, and relative rights as well as other terms permitted by the Articles of Incorporation of SCANA and the South Carolina Business Corporation Act.

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Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

Use of Proceeds. The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including (i) the financing, in part, of the capital expenditures of the SCANA system, (ii) the financing of working capital requirements of the SCANA system, (iii) the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by SCANA or its Subsidiaries or as otherwise authorized by Commission, and (iv) direct or indirect investment in companies authorized under the Act or by Commission Rule (including exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs") or in a separate proceeding and (v) other lawful purposes. Applicants represent that no such financing proceeds will be used to acquire a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act. The aggregate amount of proceeds of financings and guaranties used to fund investments in EWGs and FUCOs will not, when added to SCANA's "aggregate investment" in these entities at any point in time, exceed 50% of SCANA's "consolidated retained earnings" as defined in Rule 53.

Common Equity Ratio. At the time of any security issuance under the authority sought in the Application/Declaration, the common equity (as reflected in the most recent 10-K or 10-Q filed with the Commission pursuant to the 1934 Act) of the issuer, taking into account such issuance, will be at least 30% of its consolidated capitalization (common equity, preferred stock and debt (long and short-term)).

Investment Grade Ratings. At the time of any security issuance under the authority sought in the Application/Declaration, the rating of any security issued (or the rating of the same class of security) shall be at least investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. If such issuance is of a type of security that is unrated, the issuer shall have a corporate or senior unsecured debt rating of at least investment grade. The ratings test will not apply to any issuance of common stock or to issuances of indebtedness by GENCO.(7) It is requested that the Commission reserve jurisdiction over the issuance by SCANA or Subsidiaries of any such securities that are rated below investment grade where approval is required. The ratings requirement does not apply to any issuance for which Commission approval is not

DESCRIPTION OF SPECIFIC TYPES OF FINANCING

SCANA External Financing

         SCANA requests authorization to obtain funds externally through sales of common stock, preferred stock, preferred and equity-linked securities, long-term debt and short-term debt securities. With respect to common stock, SCANA also requests authority to issue common

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        (7) According to Applicants GENCO does not currently have any rated securities outstanding and is not expected to have a security rating during the Authorization Period.


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stock to third parties in consideration for the acquisition by SCANA or a
Non-Utility Subsidiary of equity or debt securities of a company being acquired pursuant to an exemption under the Act or pursuant to Commission authorization. In addition, SCANA seeks the flexibility to enter into certain hedging transactions to manage interest rate risk.

Common Stock

         Applicants commit that the aggregate amount of financing obtained by SCANA during the Authorization Period from issuance and sale of common stock, no par value (other than for employee benefit plans or stock purchase and dividend reinvestment plans), when combined with issuances of preferred stock, preferred and equity-linked securities and long-term debt, as described in this section, and other than for refunding or replacement of securities where capitalization is not increased as a result thereof, shall not exceed $2.2 billion for the uses outlined under the parameters for financing authorization.

         Applicants state that this request represents a decrease of $250 million from the authority granted in the Prior Orders reflecting lower anticipated capital requirements for SCANA.

General

         SCANA requests authorization to sell common stock covered by the Application/ Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit), shareholders and others. Issuances of common stock under SCANA's employee benefit plans and stock purchase and dividend reinvestment plans will not count towards this limitation. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by SCANA) or directly by one or more underwriters acting alone. The securities may be sold directly by SCANA or through agents designated by SCANA from time to time. If dealers are utilized in the sale of any of the securities, SCANA will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, SCANA may grant the underwriters thereof a "green shoe" option permitting the purchase from SCANA at the same price of additional shares then being offered solely for the purpose of covering over-allotments.

         Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed above or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be with terms and conditions, at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.


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Acquisitions

         Under the terms of the Act and orders of the Commission, including the Merger Order, SCANA is authorized to acquire securities of companies engaged in energy-related consumer services, "energy-related businesses" as described in Rule 58, ETCs, EWGs and FUCOs. Historically, similar acquisitions have occasionally involved the exchange of parent company stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. According to Applicants, the SCANA common stock to be exchanged may be purchased on the open market pursuant to Rule 42, or may be original issue. Original issue stock may be registered under the Securities Act of 1933, as amended (the "1933 Act"), but at present it is expected that the common stock would not be registered and the common stock acquired by the third parties would be subject to resale restrictions pursuant to Rule 144 under the 1933 Act.

Preferred Stock and Preferred and Equity-linked Securities

         SCANA requests Commission authorization during the Authorization Period to issue preferred stock (subject to approval by shareholders of the necessary amendment to the Articles of Incorporation) and to issue directly or indirectly through one or more Financing Subsidiaries preferred securities (including, specifically, trust preferred securities) or equity-linked securities (including, specifically, debt or preferred securities that are convertible, either mandatory or at the option of the holder, into common stock or SCANA indebtedness and forward purchase contracts for common stock).(8) The aggregate amount of financing obtained by SCANA during the Authorization Period from issuance and sale of preferred stock and preferred and equity-linked securities, when combined with issuances of common stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans) and long-term debt, as described and other than for refunding or replacement of securities where capitalization is not increased from that in place at June 30, 2002, shall not exceed $2.2 billion.

         According to Applicants preferred stock and preferred equity linked securities may be sold directly or indirectly through underwriters or dealers in connection with an acquisition similar to that described for common stock above.

Long-Term Debt

         SCANA requests Commission authorization during the Authorization Period to issue long-term debt securities in an aggregate principal amount outstanding at any time, when combined with issuances of common stock (other than for benefit plans or stock purchase and dividend reinvestment plans and other than for refunding or replacement of securities where capitalization is not increased) under the Application/Declaration and when combined with issuances of preferred stock and preferred and equity linked securities, as described shall not exceed $2.2 billion.

         Long-term debt securities may be comprised of bonds, notes, medium-term notes or debentures under one or more indentures (the "SCANA Indenture") or long-term indebtedness

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         (8) SCANA's articles of incorporation do not authorize preferred stock.
However, according to Applicants the "preferred securities" for which authority is sought in the Application/Declaration do not require issuance of a separate class of equity security by SCANA. Instead a Financing Subsidiary could issue the preferred securities backed up by a debt instrument of SCANA. SCANA may directly issue the other securities referred to in this section.



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under agreements with banks or other institutional lenders. Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms, terms for conversion into any other security of SCANA and other terms and conditions as SCANA may determine at the time of issuance.

         Applicants state that the maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

         Borrowings from banks and other financial institutions may be unsecured and pari passu with debt securities issued under the SCANA Indenture and the short-term credit facilities (as described below). Long-term debt may be secured by property of SCANA; however, in no case will any property of any Utility Subsidiary be used as security for obligations of SCANA.

         Applicants contend that specific terms of any borrowings will continue to be determined by SCANA at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in the Application/Declaration.

Short-Term Debt

         SCANA requests authorization to have outstanding at any one time during the Authorization Period, up to $500 million of short-term debt, which may include institutional borrowings, commercial paper or bid notes (all as described below) and short-term debt issued under the SCANA Indenture or otherwise. This request represents an increase of $50 million over the authority previously granted in the Prior Orders. The authorization for short-term debt is in addition to the $2.2 billion requested for common stock, preferred stock and preferred and equity-linked securities and long-term debt as described in the Application/Declaration.

         SCANA requests authorization to sell commercial paper, from time to time, in established domestic commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. Applicants expect that the dealers acquiring commercial paper from SCANA will reoffer such paper at a discount to corporate and institutional investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

         SCANA further requests authority to, without counting against the $500 million limit, maintain back-up lines of credit in connection with a commercial paper program in an aggregate amount not to exceed the amount of authorized commercial paper.

         Credit lines may be set up for use by SCANA for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. SCANA will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary.


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Financing Risk Management Devices

Interest Rate Risk. SCANA requests authority to enter into, perform, purchase and sell financial instruments intended to reduce or manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Hedges may also include issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or Agency (e.g., FNMA) obligations or LIBOR based swap instruments (collectively referred to as "Hedge Instruments"). Applicants contend that the transactions would be for fixed periods and stated notional amounts. SCANA would employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. In no case will the notional principal amount of any interest rate swap exceed the greater of the face value of the underlying debt instrument or the present market value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period. Thus, SCANA will not engage in speculative transactions unassociated with its existing outstanding debt and financing needs and activities. SCANA will only enter into agreements with counterparties ("Approved Counterparties") whose senior debt ratings, as published by a national recognized rating agency, are greater than or equal to "BBB," or an equivalent rating.

Anticipatory Hedges. In addition, SCANA requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"), (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options Hedge Instruments (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. SCANA or the appropriate Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. SCANA or the appropriate Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases.

Accounting Standards. SCANA states that it will comply with Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities"), SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the FASB. Applicants commit that the Hedge Instruments and Anticipatory Hedges approved in the Application/Declaration will qualify for hedge accounting treatment under the current FASB standards in effect and as determined at the date such Hedge Instruments or Anticipatory Hedges are entered into. SCANA also requests authority to enter into Hedge Instruments and Anticipatory Hedges which do not qualify for hedge accounting


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treatment by the FASB, and requests that the Commission reserve jurisdiction on this request until the record is complete.

Utility Subsidiary Financing

         The financings by the Utility Subsidiaries for which authorization is requested in the Application/Declaration are outside the Rule 52 exemption. Each Utility Subsidiary requests authority to issue securities not exempt under Rule 52 for refunding or replacement of securities where its capitalization is not increased from that in place.

SCE&G and PSNC Short-Term Debt

         Authority is requested for SCE&G to issue short-term debt, including commercial paper and credit lines, in the aggregate amount of $450 million to be outstanding at any one time during the Authorization Period. Authority is requested for PSNC to issue short-term debt, including commercial paper and credit lines, in the aggregate amount of $300 million to be outstanding at any one time during the Authorization Period. These requests represent an increase of $150 million and $100, respectively, over the authorization granted in the Prior Orders with respect to SCE&G and PSNC.

         SCE&G and PSNC request authority to sell commercial paper, from time to time, in established domestic commercial paper markets in a manner similar to SCANA as discussed above. Such Utility Subsidiaries may, without counting against the limit set forth above, further maintain back up lines of credit in an aggregate amount not to exceed the amount of authorized commercial paper. Credit lines may be set up for use by the Utility Subsidiaries for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. These Utility Subsidiaries will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary. Subject to the limitations described in the Application/Declaration, each such Utility Subsidiary may engage in other types of short-term financings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

PSNC Long-Term Debt

         Authority is requested for PSNC to issue up to $300 million in long-term debt securities during the Authorization Period. This request represents a decrease of $150 million from the authorization granted in the Prior Orders.

GENCO Long-Term Debt

         Authority is requested for GENCO to issue up to $100 million in long-term debt securities during the Authorization Period. As noted in the Application/Declaration SCANA expects to make additional exempt capital contributions to GENCO under Rule 45. In addition thereto, authority is requested for GENCO to issue debt obligations to effectuate the refunding (including reasonable costs and redemption premiums incurred in connection with such refunding) of its now or hereafter outstanding debt obligations including pollution control loan obligations to achieve lower costs of money, extend maturity or for other proper corporate purposes. At June 30, 2002 GENCO had $77.4 million of long-term debt obligations outstanding. The amounts issued under this authority will not count against any financing limits provided for in the Application/Declaration to the extent they will exclusively constitute refunding transactions that will not increase total capitalization.

Financing Risk Management Devices

         To the extent not exempt under Rule 52, the Utility Subsidiaries also request authority to enter into interest rate risk management transactions (hedge instruments) and Anticipatory Hedges of the same type and under the same conditions as are requested above by SCANA.

Guarantees and Intra-system Advances

         SCANA requests continued authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $600 million outstanding at any one time (not taking into account obligations exempt pursuant to Rule 45). Included in this amount are guarantees and other credit support mechanisms by SCANA in favor of its subsidiaries which were previously issued. This request represents an increase of $295 million over the authority granted in the Prior Orders reflecting increased business activity and additional requirements of SCANA's counterparties. SCANA may charge each Subsidiary a fee for each guarantee provided on its behalf that is not more than that obtainable by the beneficiary of the guarantee from third parties. Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

         The existing intra-system guarantees and support provided by SCANA, which Applicants expect to remain in place, are as follows: (1) SCANA guarantees the obligations of its marketing subsidiary (SCANA Energy) to Atlanta Gas Light Company (estimated amount $40 million); (2) SCANA guarantees GENCO's $41.5 million 7.78% Senior Secured Notes due December 31, 2011 and GENCO's $35.85 million 6.5% Pollution Control Facilities Revenue Bonds and (3) SCANA provides a $5 million letter of credit for the benefit of Primesouth to support Primesouth's ability to bid on contracts.

         SCANA requests that this guarantee authority include the ability to guarantee debt. The debt guaranteed will comply with the parameters for financing authorization set forth in the Application/Declaration or be exempt. To the extent that a guaranty issued pursuant to the authority sought in the Application/Declaration is of a security issued pursuant to the authority sought in the Application/Declaration such that both the guaranty and the underlying obligation are subject to limitation amounts, such issuance will count only against the applicable limitation related to the underlying obligation to avoid a double count. Applicants contend that to provide otherwise would be to in effect count the obligation twice since the system is obligated to the obligee only with respect to the principal amount of the underlying obligation.

         In addition to the current authority by SCANA, Applicants request authorization for the Non-Utility Subsidiaries to enter into guarantees, obtain letters of credit, enter into expense agreements and otherwise provide credit support with respect to other Non-Utility Subsidiaries, in an aggregate principal amount not to exceed $250 million outstanding at any one time in addition to guarantees that are exempt under Rule 52. The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified in the Application/Declaration.

         Furthermore, Applicants request authorization for the Utility Subsidiaries to enter into guarantees, obtain letters of credit, enter into expense agreements and otherwise provide credit support with respect to their direct and indirect subsidiaries, in an aggregate principal amount not to exceed $250 million outstanding at any one time in addition to guarantees that are exempt under Rule 52. The Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above.

         Certain of the guarantees referred to in the Application/Declaration may be in support of the obligations of Subsidiaries which are not capable of exact quantification. In such cases, SCANA will determine the exposure under such guarantee for purposes of measuring compliance with the $600 million limitation by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with GAAP. Such estimation will be reevaluated periodically.

         SCANA also requests authorization to keep in place advances to its Subsidiaries in an aggregate amount outstanding at any one time of up to $1.25 million. The interest rate used is the weighted average rate on SCANA's long-term and short-term debt. Such outstanding advances by SCANA to its Subsidiaries are open advances with no maturities and are callable by SCANA at any time.

Authorization and Operation of the Money Pools

         SCANA and the Utility Subsidiaries request authorization to continue the Utility Money Pool established pursuant to the authority granted in the Prior Orders, and the Utility Subsidiaries, to the extent not exempted by Rule 52, also request authorization to continue to make, from time to time, unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool. In addition to the Utility Subsidiaries, SCANA requests that Fuel Company be allowed to continue participating in the Utility Money Pool as a result of its financing relationship with SCE&G. In so far the term Utility Subsidiaries shall include Fuel Company.

         In addition, SCANA and the Non-Utility Subsidiaries (other than Fuel Company)(9), request authorization to continue the Non-Utility Money Pool. The Non-Utility Money Pool activities of all of the Non-Utility Subsidiaries are exempt from the prior approval requirements of the Act under Rule 52. Funds made available by SCANA for loans through the money pools are made available first for loans through the Utility Money Pool (to the extent being operated) and thereafter for loans through the Non-Utility Money Pool.

----------
         (9) I.e., South Carolina Pipeline Corporation; SCG Pipeline, Inc.; SCANA Energy Marketing, Inc.; SCANA Energy Trading, LLC; SCANA Public Service Company, LLC; SCANA Communications, Inc.; ServiceCare, Inc.; Primesouth, Inc.; Palmark, Inc.; SCANA Resources, Inc.; SCANA Development Corporation; SCANA Petroleum Resources, Inc.; SCANA Services, Inc.; PSNC Blue Ridge Corporation; PSNC Cardinal Pipeline Company; and Clean Energy Enterprises Inc.

         SCANA is requesting authorization to contribute surplus funds and to lend and extend credit to (a) the Utility Subsidiaries through the Utility Money Pool and (b) the Non-Utility Subsidiaries through the Non-Utility Money Pool.

         The Applicants believe that the cost of the proposed borrowings through the two Money Pools will continue to generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the two Money Pools will generally be higher than the typical yield on short-term investments.

         According to Applicants the Utility Money Pool is currently not operated. A separate Non-Utility Money Pool is in existence among SCANA and certain Non-Utility Subsidiary companies of SCANA. Each of the Non-Utility Subsidiaries (other than Fuel Company) that is an Applicant requests authorization to participate in the Non-Utility Money Pool.(10) The Non-Utility Money Pool is operated on the same terms and conditions as set forth for the Utility Money Pool, except that SCANA funds made available to the Money Pools will be made available to the Utility Money Pool first (to the extent it is operated) and thereafter to the Non-Utility Money Pool. No loans through the Non-Utility Money Pool are made to, and no borrowings through the Non-Utility Money Pool are made by, SCANA. Fuel Company does not participate in the Non-Utility Money Pool as it is anticipated to participate in the Utility Money Pool.

         SCANA and the Utility Subsidiaries may contribute funds from the issuance of short term debt as authorized above to the Utility Money Pool. SCANA and the Non-Utility Subsidiaries may contribute funds from the issuance of short term debt to the Non-Utility Money Pool.

         SCANA Services under the authority of the appropriate officers of the participating companies will continue to handle the operation of the Utility and Non-Utility Money Pools, including record keeping and coordination of loans. SCANA Services administers the Utility and Non-Utility Money Pools on an "at cost" basis and maintains separate records for each money pool. Surplus funds of the Utility Money Pool and the Non-Utility Money Pool may be combined in common short-term investments, but separate records of such funds are maintained by SCANA Services as administrator of the pools, and interest thereon is separately allocated, on a daily basis, to each money pool in accordance with the proportion that the amount of each money pool's surplus funds bears to the total amount of surplus funds available for investment from both money pools.

         Proceeds of borrowings from the money pools may be used for the purposes set forth in the Financing Parameters. SCE&G may borrow up to $60 million at any one time outstanding from the Utility Money Pool, PSNC may borrow up to $30 million at any one time outstanding, and GENCO may borrow up to $50 million at any one time outstanding from the Utility Money Pool. Each of these amounts is twice the amount of the authority granted in the Prior Orders. Borrowings by Fuel Company under the Utility Money Pool are exempt pursuant to Rule 52 under the Act. Borrowings under the Utility Money Pool are in addition to the authority for other financings for which authority is sought in the Application/Declaration.

----------
         (10)  See Note 9.

Direct Stock Purchase and Dividend Reinvestment Plan, Incentive Compensation Plans and other Employee Benefit Plans

         SCANA proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions, or by some other method which complies with applicable law and Commission interpretations then in effect, up to 10 million shares of SCANA common stock under SCANA's direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans described in the Application/ Declaration. Under the Prior Orders and the Plan Order SCANA had authority to issue 15 million shares with respect to plans through February 11, 2003. Through June 30, 2002, SCANA issued 4,160,474 shares under this authority.

Payment of Dividends out of Capital or Unearned Surplus by Non-Utility Subsidiaries

         Applicants request authority for the Non-Utility Subsidiaries to pay dividends with respect to the securities of such companies, from time to time, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law. Without further approval of the Commission, no Non-Utility Subsidiary will declare or pay any dividend out of capital or unearned surplus if that Non-Utility Subsidiary derives any material part of its revenues from sales of goods, services, electricity or natural gas to any of the Utility Subsidiaries.

Development and Administrative Activities

         In connection with future investments in EWGs, FUCOs and in subsidiaries permitted pursuant to Rule 58 ("Rule 58 Subsidiaries"), SCANA requests authority to engage directly and through Subsidiaries in Development Activities and Administrative Activities associated with such investments.(11) Development Activities and Administrative Activities include preliminary activities designed to result in a permitted non-utility investment such as an investment in an EWG or FUCO pursuant to the authority requested in the Application/Declaration; however, such preliminary activities may not qualify for such status until the project is more fully developed. Accordingly, approval is sought for Development and Administrative Activities.

         Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies. Development Activities will be designed to eventually result in a permitted non-utility investment.

         SCANA proposes to expend directly or through Subsidiaries up to $200 million in the aggregate outstanding at any time during the Authorization Period on all such Development

----------
         (11) Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.

Activities.(12) SCANA proposes a "revolving fund" concept for permitted Development Activities. To the extent a Subsidiary for which such amounts were expended for Development Activities becomes an EWG, FUCO, or Rule 58 Subsidiary, the amount so expended will cease to be Development Activities and then be considered as part of the "aggregate investment" in such entity. In the case of EWGs, FUCOs and Rule 58 Subsidiaries, such aggregate investment will then count against the limitation on such aggregate investment under Rule 53 or 58.

Intermediate Subsidiaries

         SCANA proposes to create and acquire directly or indirectly the securities of one or more Intermediate Subsidiaries. Intermediate Subsidiaries may be corporations, trusts, partnerships, limited liability companies or other entities. Intermediate Subsidiaries will be organized exclusively for the purpose of acquiring and holding the securities of, or financing or facilitating SCANA's investments in, other direct or indirect non-utility investments. Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.

         An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC, or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by the SCANA system and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired Rule 58 Subsidiary, EWG or FUCO; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit SCANA's exposure to U.S. and foreign taxes; (7) to further insulate SCANA and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

         Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries.

         Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from SCANA's available funds.

         To the extent that SCANA provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds will be included in SCANA's "aggregate

----------
         (12) Expenditures in EWGs, FUCOs and in Rule 58 Subsidiaries which count against the "aggregate investment" limitation of Rule 53 or Rule 58, will not count against the $200 million limitation.

investment" in such entities, as calculated (in the case of EWGs, FUCOs and Rule 58 Subsidiaries) in accordance with Rule 53 or Rule 58, as applicable.(13)

         Applicants state that the authority requested for Intermediate Subsidiaries is intended to allow for the corporate structuring alternatives outlined in the Application/Declaration and will not allow any increase in aggregate investment in EWGs, FUCOs, Rule 58 Subsidiaries, or any other business subject to an investment limitation under the Act.

Internal Reorganization of Existing Investments

         SCANA currently engages directly or through Subsidiaries in certain non-utility businesses. SCANA seeks authority to engage in internal corporate reorganizations to better organize such Subsidiaries and investments. No authority is sought to make new investments or to change the organization for the Utility Subsidiaries.

         SCANA and Subsidiaries request authority, to the extent needed,(14) to sell or to cause any Subsidiary to sell or otherwise transfer (i) such businesses, (ii) the securities of current Subsidiaries engaged in some or all of these businesses or (iii) investments which do not involve a Subsidiary (i.e. less than 10% voting interest) to a different Subsidiary, and, to the extent approval is required, the Subsidiaries request authority to acquire the assets of such businesses, Subsidiaries or other then existing investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity. In the future, following its direct or indirect acquisition of the securities of new Non-Utility Subsidiaries, SCANA may determine to transfer such securities or the assets of such Non-Utility Subsidiaries to other Subsidiaries as described in the preceding sentence. SCANA may also liquidate or merge Non-Utility Subsidiaries.

         Applicants state that such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes.

         Applicants state that the transactions proposed will not involve the sale or other disposition of any utility assets of the Utility Subsidiaries and will not involve any change in the corporate ownership of the Utility Subsidiaries. In so far the approval sought does not extend to the acquisitions of any new businesses or activities.

Solicitation of Proxies

         SCANA has authority under its articles of incorporation, as amended, to issue up to 150 million shares of its common stock. At June 30, 2002, SCANA had 104,732,446 shares of common stock issued and outstanding. SCANA may determine that it would be desirable to seek

----------
         (13) If the Intermediate Subsidiary is merely a conduit, the aggregate investment will not "double count" both the conduit investment and the investment in the operating company authorized as an EWG, FUCO, Rule 58 subsidiary or other approved investment.

         (14) The sale of securities, assets or an interest in other business to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

the approval of its shareholders for a further amendment to its articles of incorporation to increase the number of authorized shares of common stock to an amount not greater than 250 million shares to allow for further issuances for employee benefit plans, business acquisitions or other transactions or for general corporate purposes.

         SCANA's articles of incorporation do not currently provide for the issuance of preferred stock. To give SCANA increased financing flexibility SCANA may seek in the future approval from its shareholders to amend the articles of incorporation to provide for a class of preferred stock. The terms of such charter amendment will be provided by and approved by the board of directors of SCANA and will provide that the board of directors may set the terms of each series of preferred stock to the extent allowed under the South Carolina Business Corporation Act.

         SCANA will seek shareholder approval at its regular annual meeting to be held in 2003 or 2004 or at a special meeting to be held on a date prior to the date of the 2004 annual meeting. SCANA requests that the Commission include in the order issued in this docket approval of the solicitation of proxies at any such meeting of SCANA shareholders on the question of approving (1) the amendment to increase the number of authorized shares of common stock and (2) the amendment to create preferred stock.

Filing of Certificates of Notification

         Applicants propose that, with respect to SCANA, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the 1933 Act be integrated with the reporting system under the Act consistent with the authority granted in the Prior Orders. This will continue to eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and SCANA. The portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding will be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification will be filed within 60 days after the end of the last calendar quarter, in which transactions occur.

         The Rule 24 certificates will contain the following information:

If sales of common stock by SCANA are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

The total number of shares of SCANA common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

If SCANA common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquiror;

If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter;

The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52;

The amount and terms of any other securities issued under the authority sought in the Application/Declaration during the quarter;

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including SCANA, that has engaged in jurisdictional financing transactions during the quarter; and

Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24.

         In addition to this authority previously granted in the Prior Orders, Applicants propose that, to further facilitate the reporting proceeding and to eliminate duplication, applicable security issuances will be reported on a quarterly filing of a Rule 24 Certificate, in lieu of Form U-6B-2.

         For the Commission by the Division of Investment Management, pursuant to delegated authority.

         [              ]
          --------------
         [Deputy]           Secretary